

June 23, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Federated Hermes ETF Trust
        Issuer CIK: 0001849998
        Issuer File Number: 333-258934/811-23730
        Form Type: 8-A12B
        Filing Date: June 23, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Federated Hermes Ultrashort Bond ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications